Exhibit 99.1

Sierra Metals Reports Fourth Quarter and Year-End 2017 Financial Results

CONFERENCE CALL MARCH 26, 2018 AT 10:30 AM (EDT)

____________________________________________________________________

(All $ figures reported in USD)

•	Adjusted EBITDA of $81.0 million in 2017 increased 93% from $41.9 million in 2016
•	Operating cash flows before movements in working capital of $79.8 million in 2017 increased 80% from $44.3 million in 2016
•	Revenue from metals payable of $205.1 million in 2017 increased by 43% from $143.2 million in 2016
•	2017 silver equivalent production of 14.9 million ounces or copper equivalent production of 90.4 million pounds or zinc equivalent production of 193.2 million pounds; a 26% increase, 1% decrease, and 9% decrease, respectively, from 2016, and close to production guidance(1)
•	Record throughput at Yauricocha in 2017 with 1,023,491 tonnes processed, representing a 14% increase over 2016
•	Completion of key aspects of operational improvements and turnaround plan in Mexico
•	$23.9 million of cash and cash equivalents as at December 31, 2017
•	Net Debt of $41.0 million as at December 31, 2017
•	Shareholder conference call to be held Monday March 26, 2018 at 10:30 AM (EST)
•	(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

TORONTO, March 22, 2018 /CNW/ - Sierra Metals Inc. (TSX:SMT)(BVL:SMT) ("Sierra Metals" or the "Company") today reported revenue of $205.1 million and adjusted EBITDA of $81.0 million on throughput of 1,988,738 tonnes and metal production of 14.9 million silver equivalent ounces, 90.4 million copper equivalent pounds, and 193.2 million zinc equivalent pounds for the year ended December 31, 2017.

During 2017, silver equivalent production increased by 26%, copper equivalent production decreased 1%, and zinc equivalent production decreased by 9% compared to 2016. During Q4 2017, silver equivalent production increased by 15%, copper equivalent production decreased 12%, and zinc equivalent production decreased by 8% compared to Q4 2016. The decrease in metal production was due to lower production in Mexico, partially offset by record throughput, which led to an increase in production, in Peru.  The temporary decrease in metal production in Q4 2017 compared to Q4 2016 was primarily due to lower throughput, head grades, and recoveries at the Bolivar Mine, and decreases in throughput and recoveries at the Cusi Mine.

Similar to the successful program at Yauricocha in Peru, which began in 2015, the Company has engaged in an operation turnaround program in Mexico to modernize operations, improve production, and lower costs.  The Company has already realized a 2% increase in throughput at Bolivar and a 23% increase at Cusi in Q4 2017 compared to Q3 2017, and further throughput increases are expected to continue during the first half of 2018. Equivalent metal production variances are partially the result of differences in realized metal prices used in the equivalent metal calculations for both periods.

Mexican operations have seen quarterly improvements over the last two quarters. At Bolivar, there have been increases in tonnage as a result of new equipment purchases, which have allowed more minable stopes to be incorporated into the mine plan. At Cusi, the Company has changed its focus from mining the existing narrow vein structures to the recently discovered Santa Rosa de Lima zone, which has significantly larger widths and higher grades. Cusi reported a significant improvement in metal recoveries, and the 2018 guidance is based on projections which reflect the potential for record silver production and lower costs, as a result of the restructuring program performed during the second half of 2017, which focused on the mining of the Santa Rosa de Lima structure. Both mines have also benefitted from successful improvement efforts in metallurgical recoveries, which have increased during Q4 2017 compared to previous quarters.

Igor Gonzales, President and CEO of Sierra Metals stated: "The Company remains focused on improving operating performance through the production of higher value ore, strengthening its asset base, and continuing to increase its mineral reserves and resources at each of its mines."

"At Yauricocha the company had record throughput leading to increases in production in 2017. The Mine continues to deliver and is poised for further improved productivity in 2018 with completion of the Yauricocha tunnel expected to be up and running at the beginning of Q3 2018.  The new tunnel will provide a direct run to the mill from the mine, which will result in a faster turn-around in the cycle time of the trolley locomotives.  In the long run this means more capacity to handle larger volumes of waste and ore.  Also, in 2018 the Yauricocha shaft will be sunk to the 1270 level, with a loading pocket added below the 1170 working level. The Company will also commence the addition of three loading points with independent discharge points for haulage on the 1170 level with expected completion in 2020. Last but certainly not least, exploration continued to play a very important for the Company in 2017 and the Yauricocha Mine saw a significant increase in its reserves and resources with the mine life more than doubling."

He continued "At Bolivar the Company saw a temporary decrease in metal production primarily due to lower throughput, head grades, and recoveries.  Improvements were made through the implementation of new equipment purchases, metallurgical recoveries were improved at the mill, and the hiring of additional staff and technical expertise helped to improve production in Q4 2017 over Q3 2017 with continued improvements being seen in Q1 2018.  Also, an additional, refurbished ball mill was recently purchased which will provide flexibility pertaining to grind size and tonnage at the Bolivar operations.  Production is expected to reach 3,000 tonnes per day in Q1 2018 and grow to 3,500 tonnes per day in the second half of 2018.  Exploration also continued in 2017 and an update on reserves and resources for the Bolivar mine in Mexico in expected in the coming month."

"At Cusi, the Company remained focused on completing ramp access, development, and production from the Santa Rosa de Lima zone which contains structures that are more than two times the width, and nearly twice the silver head grades than what has been previously mined closer to surface.  This resulted in lower than planned production, however, similar to Bolivar we have seen improved throughput in Q4 2017 over Q3 2017 as the Company continues to ramp up production at the Mal Paso mill expecting to reach mill capacity of 650 tonnes per day in Q2 2018. The Company also saw remarkable improvements to the metallurgical recoveries at the mill. Future production growth is important to Sierra Metals and the Company has recently purchased a refurbished ball mill to be installed which will allow production to be ramped up to 1,200 tonnes per day by January 2019. Exploration continues to play an important role in the growth strategy at Cusi and the Company saw a significant increase in resources at Cusi from a successful exploration program completed in 2017."

He Concluded: "Sierra Metals continues to have a very strong balance sheet, thanks in part to a stronger metal price environment which provides us with the liquidity needed for continued operational successes, growth opportunities and development that has been planned for this year. Brownfield exploration programs remain a growth component at all three of our mines in 2018 and we are very optimistic that these programs will continue to add high value tonnage going forward.  When combined with our continued production optimization program, it should result in substantial growth, not only in production with lower costs, but most importantly in shareholder value."

The following table displays selected financial and operational information for the three months and year ended December 31, 2017:

	Three Months Ended		Year Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Operating
Ore Processed / Tonnes Milled	509,488	517,705	1,988,738	2,034,465
Silver Ounces Produced (000's)	496	789	2,317	2,979
Copper Pounds Produced (000's)	7,471	6,153	26,775	23,390
Lead Pounds Produced (000's)	5,736	9,990	29,704	40,551
Zinc Pounds Produced (000's)	19,545	17,039	76,088	56,610
Gold Ounces Produced	1,591	1,867	6,197	8,604
Copper Equivalent Pounds Produced (000's)[1]	21,856	24,969	90,354	91,398
Zinc Equivalent Pounds Produced (000's)[1]	47,287	51,229	193,152	211,583
Silver Equivalent Ounces Produced (000's)[1]	4,078	3,533	14,865	11,798

Cash Cost per Tonne Processed	$50.57	$40.05	$46.87	$40.47
Cost of sales per AgEqOz	$7.91	$7.17	$7.75	$8.72
Cash Cost per AgEqOz[2]	$7.54	$6.84	$7.41	$8.58
AISC per AgEqOz[2]	$12.42	$12.92	$12.34	$15.11
Cost of sales per CuEqLb[2]	$1.48	$1.01	$1.27	$1.02
Cash Cost per CuEqLb[2]	$1.41	$0.97	$1.22	$1.00
AISC per CuEqLb[2]	$2.32	$1.83	$2.03	$1.77
Cost of sales per ZnEqLb[2]	$0.68	$0.49	$0.60	$0.45
Cash Cost per ZnEqLb[2]	$0.65	$0.47	$0.57	$0.44
AISC per ZnEqLb[2]	$1.07	$0.89	$0.95	$0.80

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.57	$0.43	$0.50	$0.42
AISC per ZnEqLb (Yauricocha)[2]	$0.90	$0.74	$0.78	$0.71
Cash Cost per CuEqLb (Bolivar)[2]	$1.72	$1.00	$1.49	$1.12
AISC per CuEqLb (Bolivar)[2]	$3.03	$2.59	$2.68	$2.21
Cash Cost per AgEqOz (Cusi)[2]	$18.67	$12.88	$15.38	$9.37
AISC per AgEqOz (Cusi)[2]	$36.33	$24.42	$33.90	$18.60
Financial
Revenues	$51,170	$41,825	$205,118	$143,180
Adjusted EBITDA[2]	$19,208	$15,985	$81,034	$41,887
Operating cash flows before movements in working capital	$17,812	$16,197	$79,785	$44,303
Adjusted net income attributable to shareholders[2]	$3,241	$3,516	$23,482	$7,006
Net income (loss) attributable to shareholders	$2,118	$(5,076)	$(4,645)	$(12,265)
Cash and cash equivalents	$23,878	$42,145	$23,878	$42,145
Working capital	$(6,784)	$9,576	$(6,784)	$9,576

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.
(2)This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

2017 Financial Highlights

Revenue from metals payable of $205.1 million in 2017 increased by 43% from $143.2 million in 2016. Higher revenues are primarily attributable to the 14% increase in throughput, the increase in copper, and zinc head grades, and higher recoveries for all metals, except gold, at Yauricocha; and the increase in the prices of copper (26%), lead (26%), and zinc (35%) in 2017 compared to 2016; this was partially offset by a 7% decrease in throughput and lower head grades and recoveries for all metals, except gold recoveries, at Bolivar; and a 53% decrease in throughput and lower head grades for all metals, except gold, and lower recoveries of all metals, except zinc, at Cusi.

Yauricocha's cash cost per zinc equivalent payable pound was $0.50 (2016 - $0.42), and all-in sustaining cash cost ("AISC") per zinc equivalent payable pound was $0.78 (2016 - $0.71) for 2017 compared to 2016. The increase in the AISC per zinc equivalent payable pound for 2017 compared to 2016 were the result of increased sustaining capital expenditures, which included a substantial amount of infill drilling, ventilation improvements, equipment purchases, and plant improvements. The increase was also a result of temporary increases to the mining costs, partially due to timing; as well as slight increases related to infill drilling and drift development costs that will be utilized within one year, and thus are included in operating costs. This was partially offset by lower treatment and refining costs incurred during 2017 compared to 2016, resulting from improved terms on re-negotiated sales contracts with our off-takers, which helped offset higher sustaining capital expenditures.

Bolivar's cash cost per copper equivalent payable pound was $1.49 (2016 - $1.12), and AISC per copper equivalent payable pound was $2.68 (2016 - $2.21) for 2017 compared to 2016. The increase in the AISC per copper equivalent payable pound during 2017 was due to a decrease in copper equivalent payable pounds as a result of 7% lower throughput, as well as an increase in sustaining capital expenditures related to the various equipment purchases made by the Company during the year in an effort to improve equipment availability and increase tonnage. With the expected increase in tonnage at Bolivar in 2018, the Company expects the all-in sustaining cost per copper equivalent pound sold to be approximately $1.96 versus $2.68 in 2017.

Cusi's cash cost per silver equivalent payable ounce was $15.38 (2016 - $9.37), and AISC per silver equivalent payable ounce was $33.90 (2016 - $18.60) for 2017 compared to 2016. AISC per silver equivalent payable ounce increased due to the 53% decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades. With the expected increase in tonnage at Cusi in 2018, the Company expects the all-in sustaining cost per silver equivalent ounce sold to be approximately $14.28 versus $33.90 in 2017.

Adjusted EBITDA (1) of $81.0 million for 2017 increased compared to $41.9 million in 2016. The increase in adjusted EBITDA in 2017 was primarily due to the $56.9 million increase in revenues at Yauricocha, discussed previously.

Cash flow generated from operations before movements in working capital of $79.8 million for 2017 increased compared to $44.3 million in 2016. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized.

Cash and cash equivalents of $23.9 million and working capital of $(6.8) million as at December 31, 2017 compared to $42.1 million and $9.6 million, respectively, at the end of 2016. Cash and cash equivalents have decreased by $18.3 million during 2017 due to $54.5 million of operating cash flows being offset by capital expenditures incurred in Mexico and Peru of $(51.6) million, repayment of loans, credit facilities and interest of $(47.5) million, dividends paid to non-controlling interest shareholders of $(3.4) million, and proceeds from issuances of loans and credit facilities of $29.8 million. Included in the $54.5 million of operating cash flows were negative changes in non-cash working capital items of $7.9 million due to the increase accounts receivable and decrease in deferred revenue as at December 31, 2017.

(1)	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

The Company provided an updated Mineral Reserve Estimate at the Company's Yauricocha Mine (press release dated October 26, 2017). Previously the Company had also provided an updated Mineral Resource Estimate at the Company's Yauricocha Mine (press release dated September 28, 2017). The NI 43-101 Technical Report was filed on SEDAR and was prepared by SRK Consulting (U.S.) Inc.

The Company provided an updated NI 43-101 Technical Report on the Cusi Mine (press release dated February 12, 2018). Previously, the Company had also provided an updated Mineral Resource Estimate at the Cusi Mine (press release dated December 29, 2017). The NI 43-101 Technical Report was filed on SEDAR and was prepared by SRK Consulting (U.S.) Inc.

Mine development at Bolivar during Q4 2017 totaled 963 meters. Most of these meters (663) were developed to prepare stopes for mine production. The remainder of the meters (232) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping, and 68 meters of raises.

During Q4 2017, at the Cusi property, mine development totaled 1,172 meters, and 846 meters of infill drilling was carried out inside the Mine.

Exploration Update

Exploration Highlights

Peru:

During Q4 2017, the Company drilled 204 holes totaling 9,424 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Cuye (Levels 1320 & 1370): 5 holes totaling 1,748 meters have intercepted the mineralized structure and economic mineral;
•	Contacto Sur Medio II (Level 1070 Central Mine Zone): 3 holes totaling 525 meters to explore the area on levels 1120 & 170, has intercepted mineralized sections with high grade mineralization;
•	Huamanrripa (Level 720 Central Mine Zone): 1 hole of 1,149 meters with the objective of exploring and verifying geological anomalies based on the Titan 24 geophysical study;
•	Escondida West (870 level Cachi Cachi): 1 hole totaling 759 meters with the objective of exploring and verifying geological anomalies based on the Titan 24 geophysical study;

Definition Drilling:

•	Antacaca (Level 970): 15 holes totaling 1,329 meters to define the orebody on the 970 level, floors 16 and 8;
•	Esperanza (920 levels): 8 holes totaling 992 meters to define and provide higher certainty on the size and quality of the orebody;
•	Esperanza North (920 level): 7 holes totaling 685 meters to determine the continuity of the orebody from the 920 level to floor 8 on the 870 level;
•	Antacaca Sur (970 level): 11 holes totaling 1,002 meters which have intercepted lead and silver oxides, and structures with polymetallic mineral;
•	Mascota (1120 level, piso 8): 3 holes totaling 292 meters to further define the orebody;
•	Catas (Levels 970 & 1020): 10 holes totaling 943 meters to further define the orebody;
•	Karlita (870 Level): 5 holes totaling 535 meters to further define the orebody.

Mexico:

Bolivar

•	At Bolivar during Q4 2017, 10,402 meters were drilled from surface as well as diamond drilling within the mine. 1,766 meters were drilled within the mine, 328 meters within Bolivar Northwest and 1,438 meters from Chimney 2. Diamond drilling from surface totaled 8,636 in the Bolivar Northwest area, exploring the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. This area will continue to be explored during 2018.

Cusi:

•	The Company drilled 846 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins and 153 meters on surface.

Conference Call Webcast

Sierra Metals' senior management will host a conference call on Monday March 26, 2018 at 10:30 AM (EDT) to discuss the Company's financial and operating results for the three months and year ended December 31, 2017.

Via Webcast:

A live audio webcast of the meeting will be available on via link the Company's website or at:

https://event.on24.com/wcc/r/1552432/8D7A6F4BCE78910C4346ED4A1276EBED

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Participant Number (Toll Free Peru): 0800-71-470
Participant Number (Toll Free North America): (866) 393-4306
Participant Number (International): (734) 385-2616
Conference ID: 1186925

Quality Control

All production technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/22/c3610.html

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For further information: please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 17:10e 22-MAR-18